FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 40-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: August 25, 2003

By:

 /s/ Peter Barnes

 Name

Its:

Executive Vice-President and Chief Financial Officer

(Title)

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)

and equivalent sections in the Securities Acts

of each of the other provinces of Canada

1.

Reporting Issuer

Wheaton River Minerals Ltd.

Waterfront Centre, Suite 1560

200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

August 25, 2003

3.

Press Release

A press release with respect to the material change referred to in this report was issued on August 25, 2003 and subsequently filed on SEDAR.

4.

Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton River”) announced that it has closed its previously announced equity financing for gross proceeds of C$100 million.

5.

Full Description of Material Change

Wheaton River announced that it has closed its previously announced equity financing for gross proceeds of C$100 million.  A syndicate of underwriters, led by Griffiths McBurney & Partners and including BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Orion Securities Inc. and Sprott Securities Inc. purchased 47,619,049 units at a purchase price of C$2.10 per unit.  The size of the offering was increased from $80 million to $100 million upon the exercise of the underwriters’ option to purchase an additional $20 million of units.  Each unit consists of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of C$3.10 for a period of five years following closing.  The Company plans to use the net proceeds of this financing for the advancement of its mineral properties, potential acquisitions and for general corporate purposes.

6.

Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 25th day of August, 2003.

WHEATON RIVER MINERALS LIMITED

Per:

/s/ Peter Barnes

Peter Barnes

Executive Vice-President and

Chief Financial Officer